Exhibit 13.1

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of Sanofi-Synthélabo, a French *société anonyme* (the "Company"), does hereby certify to such officer's knowledge that:

The Annual Report on Form 20-F for the year ended December 31, 2003 (the "Form 20-F") of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated April 2, 2004

By: /s/ Jean-François Dehecq

Jean-François Dehecq
Chairman and Chief Executive Officer

Dated April 2, 2004

By: /s/ Marie-Hélène Laimay

Marie-Hélène Laimay
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Sanofi-Synthélabo and will be retained by Sanofi-Synthélabo and furnished to the Securities and Exchange Commission or its staff upon request.